

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2021

Allen Davidoff
President and Chief Executive Officer
XORTX Therapeutics Inc.
Suite 4000, 421 – 7th Avenue SW
Calgary, Alberta
Canada T2P 4K9

> **Re:** **XORTX Therapeutics Inc.**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.10 and 10.12**
> **Filed August 12, 2021**
> **File No. 333-258741**

Dear Mr. Davidoff:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance